UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Broadway Financial Corporation

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

111444 10 5

(CUSIP Number)

CJA Private Equity Financial Restructuring Master Fund I, LP

Gapstow Financial Growth Capital Fund I LP

Attn: Christopher J. Acito

654 Madison Avenue, Suite 601

New York, New York 10065

(646) 735-3455

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111444 10 5	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSONS CJA Private Equity Financial Restructuring Master Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,845,141
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,845,141
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,141
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 111444 10 5	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSONS CJA Private Equity Financial Restructuring GP I, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,845,141
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,845,141
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,141
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 111444 10 5	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSONS Christopher J. Acito & Associates GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,845,141
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,845,141
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,141
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 111444 10 5	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSONS Gapstow Financial Growth Capital Fund I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 111444 10 5	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSONS Gapstow Financial Growth Capital GP I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 111444 10 5	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSONS Christopher J. Acito
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) WC
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,845,141
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,845,141
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,141
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 111444 10 5	SCHEDULE 13D/A

Item 1.  Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2013, as amended by Amendment No. 1 filed with the SEC on November 14, 2014 (the “Original Schedule 13D”, and together with this Amendment No. 2, the “Schedule 13D”) with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Broadway Financial Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5055 Wilshire Boulevard, Suite 500, Los Angeles, California 90036.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)          The Schedule 13D is filed by CJA Private Equity Financial Restructuring Master Fund I, LP (“PEFR”); CJA Private Equity Financial Restructuring GP I, Ltd. (“PEFR GP”), the general partner of PEFR; Christopher J. Acito & Associates GP, LLC (“CJA & Associates LLC”), the managing member of PEFR GP; Gapstow Financial Growth Capital Fund I LP (“Gapstow Fund”); Gapstow Financial Growth Capital GP I LLC (“Gapstow GP”), the general partner of Gapstow Fund; and Christopher J. Acito (“Mr. Acito”), the managing member of CJA & Associates LLC and the managing member of Gapstow GP. PEFR, PEFR GP, CJA & Associates LLC, Gapstow Fund, Gapstow GP and Mr. Acito are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)          Each of PEFR’s and PEFR GP’s business address is c/o Intertrust Group, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. Each of Gapstow Fund’s, Gapstow GP’s, Mr. Acito’s and CJA & Associates LLC’s business address is 654 Madison Avenue, Suite 601, New York, New York 10065.

(c)          The principal business of each of PEFR, PEFR GP, Gapstow Fund, Gapstow GP and CJA & Associates LLC is as an investment company. The principal occupation of Mr. Acito is as the Chief Executive Officer, Chief Investment Officer and partner of Gapstow Capital Partners, LP and as the managing member of CJA & Associates LLC and Gapstow GP.

(d)          During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Acito is a United States citizen. Each of PEFR and PEFR GP is a company organized under the laws of the Cayman Islands. Gapstow Fund is a limited partnership organized under the laws of the State of Delaware. Gapstow GP is a limited liability company organized under the laws of the State of Delaware. CJA & Associates LLC is a limited liability company organized under the laws of the State of New York.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On August 22, 2013, upon closing of a private placement, PEFR purchased an aggregate of 1,935,500 shares of the Company’s voting Common Stock (the “Initial Shares”) for total consideration of $1,935,500. The source of funds for the purchase of the Initial Shares reported herein was the general working capital of PEFR.

On October 16, 2014, upon closing of a private placement, Gapstow Fund purchased an aggregate of 194,316 shares of the Company’s voting Common Stock (the “Follow-on Shares”, and together with the Initial Shares, the “Shares”) for total consideration of $213,748. The source of funds for the purchase of the Follow-on Shares reported herein was the general working capital of Gapstow Fund.

CUSIP No. 111444 10 5	SCHEDULE 13D/A

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

PEFR acquired the Initial Shares for investment purposes in connection with the recapitalization of the Company and intends to review on a continuing basis its investment in the Company. Depending upon its evaluation of the Company’s business and prospects and upon future developments, PEFR may continue to hold the Initial Shares as an investment or may determine to increase, decrease or dispose of its holdings of the Initial Shares.

Gapstow Fund acquired the Follow-on Shares for investment purposes in connection with the further recapitalization of the Company and intends to review on a continuing basis its investment in the Company. Depending upon its evaluation of the Company’s business and prospects and upon future developments, Gapstow Fund may continue to hold the Follow-on Shares as an investment or may determine to increase, decrease or dispose of its holdings of the Follow-on Shares.

Subject to any required regulatory approvals, PEFR and Gapstow Fund collectively have the right to be represented on the Company’s board of directors and the board of directors of any related subsidiaries by one director of their choice, who shall be the same individual on all such boards. PEFR and Gapstow Fund also have certain board observation and information rights.

Each of PEFR and Gapstow Fund is entitled to customary anti-dilution rights, preemptive rights and “piggy-back” registration rights.

The foregoing description is qualified in its entirety by reference to the Subscription Agreements, Investor Rights Letter Agreements and Registration Rights Agreements entered into by each of PEFR and Gapstow Fund, respectively, which were filed as exhibits to the Original 13D and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)          As of the date hereof, the Reporting Persons beneficially own 1,845,141 shares of the Company’s voting Common Stock (the “Voting Common Stock”). This represents beneficial ownership of approximately 4.2% of the outstanding shares of the Company’s Voting Common Stock as of the date hereof, based upon a total of 43,630,884 shares of outstanding voting Common Stock as set forth in the Company’s Quarterly Report on Form 10-Q filed May 14, 2021.

(b)          PEFR has sole power to vote and sole power to dispose of 1,845,141 shares of the Company’s voting Common Stock. As general partner of PEFR, PEFR GP has sole power to vote and sole power to dispose of 1,845,141 shares of the Company’s voting Common Stock. As a majority owner of PEFR GP, CJA & Associates LLC has sole power to vote and sole power to dispose of 1,845,141 shares of the Company’s voting Common Stock.

Gapstow Fund has sole power to vote and sole power to dispose of 0 shares of the Company’s voting Common Stock. As general partner of Gapstow Fund, Gapstow GP has sole power to vote and sole power to dispose of 0 shares of the Company’s voting Common Stock.

CUSIP No. 111444 10 5	SCHEDULE 13D/A

As the managing member of CJA & Associates LLC and the managing member of Gapstow GP, Mr. Acito has sole power to vote and sole power to dispose of 1,845,141 shares of the Company’s voting Common Stock.

(c)          Not applicable.

(d)          Not applicable.

(e)          Due to previously disclosed original issuances of voting Common Stock by the Company on April 1, 2021 and April 6, 2021, the dilution arising from these transactions resulted in the Reporting Persons beneficially owning less than 5% of the voting Common Stock as of April 6, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

CUSIP No. 111444 10 5	SCHEDULE 13D/A

Item 7.  Material to be Filed as Exhibits.

1	Subscription Agreement, dated as of August 22, 2013, by and between Broadway Financial Corporation and CJA Private Equity Restructuring Master Fund I, LP (Incorporated by reference to the Original Schedule 13D filed on August 30, 2013).

2	Investor Rights Letter Agreement, dated as of August 22, 2013, by and between Broadway Financial Corporation and CJA Private Equity Restructuring Master Fund I, LP (Incorporated by reference to the Original Schedule 13D filed on August 30, 2013).

3

Registration Rights Agreement, dated as of August 22, 2013, by and between Broadway Financial Corporation, CJA Private Equity Restructuring Master Fund I, LP and the other Investors named therein (Incorporated by reference to the Original Schedule 13D filed on August 30, 2013).

4	Subscription Agreement, dated as of October 16, 2014, by and between Broadway Financial Corporation and Gapstow Financial Growth Capital Fund I LP (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2014).

5	Investor Rights Letter Agreement, dated as of October 16, 2014, by and between Broadway Financial Corporation and Gapstow Financial Growth Capital Fund I LP (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2014).

6	Registration Rights Agreement, dated as of October 16, 2014, by and between Broadway Financial Corporation, Gapstow Financial Growth Capital Fund I LP and the other Investors named therein (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 13, 2014).

CUSIP No. 111444 10 5	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2021

CJA PRIVATE EQUITY FINANCIAL RESTRUCTURING MASTER FUND I, LP

By:  CJA Private Equity Financial Restructuring GP I, Ltd., its General Partner

By: Christopher J. Acito & Associates GP, LLC, its Managing Member

By:	/s/ Christopher J. Acito
Christopher J. Acito
Managing Member

CJA Private Equity Financial Restructuring GP I, Ltd.

By: Christopher J. Acito & Associates GP, LLC, its Managing Member

By:	/s/ Christopher J. Acito
Christopher J. Acito
Managing Member

CHRISTOPHER J. ACITO & ASSOCIATES GP, LLC

By:	/s/ Christopher J. Acito
Christopher J. Acito
Managing Member

GAPSTOW FINANCIAL GROWTH CAPITAL FUND I LP

By: Gapstow Financial Growth Capital GP I LLC, its General Partner

By:	/s/ Christopher J. Acito
Christopher J. Acito
Managing Member

Gapstow Financial Growth Capital GP I LLC

By:	/s/ Christopher J. Acito
Christopher J. Acito
Managing Member

/s/ Christopher J. Acito
Christopher J. Acito